

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 29, 2016

Coram Williams
Chief Financial Officer
Pearson plc
80 Strand
London, WC2R 0RL
United Kingdom

> **Re:** **Pearson plc**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed March 23, 2016**
> **File No. 001-16055**

Dear Mr. Williams:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects

Results of Operations

Sales and Operating Profit by Segment, page 30

1. We note your disclosure of the non-GAAP financial measure adjusted operating profit. Please revise to disclose the reasons why management believes the presentation provides useful information to investors regarding your financial condition and results. See guidance in Item 10(e)(1)(i)(C).

<u>Note 7. Income Tax, page F-30</u>

2. We note your disclosure that the adjustments in respect of prior years in 2015, 2014 and 2013 mainly relate to changes in estimates arising from uncertain tax positions following agreement of historical tax positions. In light of the fact that these are significant amounts and appear to consistently occur, please explain to us the nature of the adjustments in each of the years presented and tell us why the adjustments continue to occur in significant amount each year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381, Claire Erlanger at 202-551-3301 or me at 202-551-3377 with any questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant